NO ACT

PE
12-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



Received SEC
JAN 12 2011
Washington, DC 20549

January 12, 2011

11005607

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-12-11

Michelle M. Warner
Corporate Vice President, La
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

Re: Motorola, Inc.
Incoming letter dated December 10, 2010

Dear Ms. Warner:

This is in response to your letter dated December 10, 2010 concerning the shareholder proposal submitted to Motorola by Kenneth Steiner. We also have received a letters on the proponent's behalf dated December 16, 2010 and January 11, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 10, 2010

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

There appears to be some basis for your view that Motorola may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Motorola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Motorola, Inc. (MOT)
Executives To Retain Significant Stock
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 10, 2010 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the curable *Myland* proposal this proposal only requires application to compensation awards made in the future.

This rule 14a-8 proposal states (emphasis added):

[MOT: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The company position in effect is that the second paragraph of the proposal might be vague if the first and third paragraphs of the proposal did not exist. The company is rich in hypotheticals about the second paragraph of the proposal that are precluded by reading the first and third paragraphs.

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock," with text fully consistent with this title, concerns the potential elimination of "all" base salary and "all" other executive pay or "face removal from office."

The company position is that a flexible part of the proposal ("to the fullest extent possible"), which allows discretion on a narrow area, is vague: "Encouragement and Negotiation." This part of the proposal is clearly flexible because there is no requirement of an agreement following "Encouragement and Negotiation." This part of the proposal is additionally clearly flexible because of the words of the concluding sentence of the same paragraph: "As a minimum this proposal asks for a retention policy going forward."

The purpose of the flexible part of the proposal is simply to facilitate the promptness of the adoption of the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Michelle Warner <M.Warner@motorola.com>

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Mylan. According to Mylan's 2009 proxy statement, option and equity awards represented approximately 42 to 48% of the total direct compensation value provided to named executive officers in 2008, and company equity programs "align executives' interests with those of our shareholders." In the last three years, Mylan's named executive officers have acquired more shares through vesting and option exercises than the shares they own outright. They have exercised over 2,367,039 options and acquired 627,546 shares through vesting for realized value over $32.8 million while owning 768,626 shares outright, along with 2,803,196 shares in options. We believe that the alignment benefits touted by Mylan are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

Mylan has a minimum stock ownership guideline requiring executives to own a number of shares of Mylan stock as a multiple of salary. The executives covered by the policy have until 2011 and 2013 to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership, especially given the extended time period for compliance. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge shareholders to vote for this proposal.

[MOT: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay.

As part of his golden hello, co-CEO Sanjay Jha received a mega mega-grant of 16 million stock options and a mega-grant of 3.6 million restricted stock units. On top of that, he also received a guaranteed $1.2 million bonus in 2009 and a guaranteed $2.4 million bonus in 2008. Contractually guaranteed bonuses do nothing to align executive pay with a pay-for-performance philosophy.

In the event that there is no separation of Motorola into two independent, publicly-traded companies, Mr. Jha will be entitled to $38 million in cash. There were also discretionary elements in the annual incentive program, long-term incentives based on only three-year periods with payout for submedian Total Shareholder Return performance, and private jet use.

Each of our 11 directors received 17% to 31% in negative votes at our 2010 annual meeting. Samuel Scott, who chaired our executive pay committee, had 17-years long tenure – independence concern. Thomas Meredith and William Hambrecht (age 74) were inside- related

and held 3-seats on our key board committees.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Motorola, Inc. (MOT)
Executives To Retain Significant Stock
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 10, 2010 request to block this rule 14a-8 proposal.

The company position in effect is that the second paragraph of the proposal might be vague if the first and third paragraphs of the proposal did not exist. The company is rich in hypotheticals about the second paragraph of the proposal that are precluded by reading the first and third paragraphs.

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock" concerns the potential elimination of "all" base salary and "all" other executive pay or "face removal from office."

The company position is that a flexible part of the proposal is vague: Encouragement and Negotiation." This part of the proposal is clearly flexible because there is no requirement of an agreement following "Encouragement and Negotiation." This part of the proposal is additionally clearly flexible because of the words of concluding sentence of the same paragraph: "As a minimum this proposal asks for a retention policy going forward."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Michelle Warner <M.Warner@motorola.com>

[MOT: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay.

As part of his golden hello, co-CEO Sanjay Jha received a mega mega-grant of 16 million stock options and a mega-grant of 3.6 million restricted stock units. On top of that, he also received a guaranteed $1.2 million bonus in 2009 and a guaranteed $2.4 million bonus in 2008. Contractually guaranteed bonuses do nothing to align executive pay with a pay-for-performance philosophy.

In the event that there is no separation of Motorola into two independent, publicly-traded companies, Mr. Jha will be entitled to $38 million in cash. There were also discretionary elements in the annual incentive program, long-term incentives based on only three-year periods with payout for submedian Total Shareholder Return performance, and private jet use.

Each of our 11 directors received 17% to 31% in negative votes at our 2010 annual meeting. Samuel Scott, who chaired our executive pay committee, had 17-years long tenure – independence concern. Thomas Meredith and William Hambrecht (age 74) were inside- related

and held 3-seats on our key board committees.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***



VIA EMAIL

December 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Omission of Shareholder Proposal Concerning an Equity Retention Policy Submitted by John Chevedden on behalf of Kenneth Steiner

Ladies and Gentlemen:

Motorola, Inc. ("Motorola," the "Company," "we" or "us") has received from Kenneth Steiner (the "Proponent") a proposal and supporting statement (the "Proposal/Supporting Statement") for inclusion in the Company's proxy materials for the 2011 Annual Meeting of Stockholders (the "Proxy Materials"). The Company intends to omit the Proposal/Supporting Statement from its Proxy Materials pursuant to Rule 14a-8(i)(3) for the reasons set forth below.

In accordance with Staff Legal Bulletin No. 14D this letter and its attachments are being emailed to shareholderproposals@sec.gov. We are simultaneously forwarding by email a copy of this letter and its attachments to the Proponent informing him of the Company's intention to omit the Proposal/Supporting Statement from its Proxy Materials. The Company currently intends to file its definitive Proxy Materials with the SEC on or about March 11, 2011. Accordingly, this letter is being filed with the Securities and Exchange Commission (the "SEC"), pursuant to Rule 14a-8(j), no later than eighty calendar days before the Company files its definitive Proxy Materials with the SEC.

Motorola requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the SEC if Motorola omits the Proposal/Supporting Statement from the Proxy Materials.

THE PROPOSAL / SUPPORTING STATEMENT

The Proposal/Supporting Statement relates to an equity retention policy and states, in relevant part:

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The Company received the Proposal/Supporting Statement on October 7, 2010 and received a revised version of the Proposal/Supporting Statement on November 3, 2010.[1] Copies of the Proposal/Supporting Statement and all other correspondence between the Company and the Proponent with respect to the Proposal/Supporting Statement are attached to this letter at Exhibit A.

BASIS FOR EXCLUSION

Motorola may exclude the Proposal/Supporting Statement from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal/Supporting Statement is inherently vague and indefinite and misleading.

Standard for Exclusion Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has issued interpretive guidance clarifying the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where:

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; [or]

[1] The revised version of the Proposal/Supporting Statement included the following text at the end of the second paragraph: "As a minimum this proposal asks for a retention policy going forward."

- the company demonstrates objectively that a factual statement is materially false or misleading.

See the Division of Corporation Finance Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B").

The Staff has previously allowed the exclusion of a proposal drafted in such a way that it "would be subject to differing interpretation both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposals." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992).

The Proposal/Supporting Statement Contains Undefined Key Terms that are Subject to Differing Interpretations

The Proposal/Supporting Statement provides that the steps to implement the proposal include "encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." It is impossible for stockholders voting on the proposal, or the Company in implementing the proposal (if adopted), to determine exactly what action is envisioned with respect to "encouragement and negotiation" to relinquish "executive pay rights."

The Staff has granted relief under Rule 14a-8 in situations where shareholder proposals failed to define key terms or otherwise are subject to differing interpretations. *See*, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal seeking the adoption of an executive compensation policy incorporating specified new short-and long-term award criteria on the basis that the failure to define key terms, set forth formulas for calculating awards or otherwise provide guidance on how the proposal would be implemented meant that shareholders could not know with any reasonable certainty what they are being asked to approve);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *International Business Machines Corp.* (February 2, 2005) (proposal that "officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms and gave no indication of how options were to be valued); and

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for GE's officers and directors" failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

Like the proposals in the prior no-action letters identified above, the Proposal/Supporting Statement is impermissibly vague because it fails to define the key phrase "executive pay rights," clarify the parameters of the required "encouragement and negotiation" with respect to such "executive pay rights" or otherwise provide guidance on how the Proposal/Supporting Statement would be implemented by the Company.

The Reference to "Executive Pay Rights" is Impermissibly Vague

The Proposal/Supporting Statement requests that, if the Proposal/Supporting Statement were to be adopted, the Compensation and Leadership Committee of Motorola's Board of Directors (the "Compensation Committee") should negotiate with and encourage senior executives to relinquish their "executive pay rights" "to the fullest extent possible." Motorola's compensation program consists of numerous "executive pay rights" granted to our executives, including (1) the right to receive a base salary and cash-based pay-for-performance awards under the Motorola Incentive Plan, (2) the right to acquire shares of the Company's common stock upon the exercise of stock options and restricted stock units, (3) the right to receive shares of restricted stock upon the satisfaction of applicable vesting conditions, (4) the right to receive cash or equity settlement payments with respect to in-the-money stock appreciation rights, (5) the right to receive certain minimum awards under the terms of existing employment contracts and (6) the right to participate in healthcare plans, life and disability plans, investment plans and work/life plans.

Read literally, the Proposal/Supporting Statement appears to request that senior executives be encouraged to relinquish all of the executive pay rights listed above and perhaps others. This literal interpretation of the Proposal/Supporting Statement leads to a number of significant questions about the means through which the Company would implement the proposal. For example, does the Proponent intend for the Compensation Committee to encourage the Chief Executive Officer to terminate his existing employment contract? Is the Compensation Committee being requested to pursue the cancelation of all outstanding stock options, restricted stock units, shares of restricted stock and stock appreciation rights? Further, does the Proposal/Supporting Statement contemplate a reduction or elimination of base salaries and/or cash-based pay-for-performance awards? Under a literal reading of the Proposal/Supporting Statement, each of these questions would presumably be answered in the affirmative. The Proposal/Supporting Statement is entirely unclear about the scope of these implications.

On the other hand, if the Proposal/Supporting Statement does not pertain to all executive pay rights, then there is no guidance as to which executive pay rights Motorola's senior executives are requested to relinquish. The Proposal/Supporting Statement indicates that executives should be encouraged to relinquish executive pay rights "for the common good of all shareholders." This standard is unhelpful in that it does not provide the Compensation Committee any guidance as to what is required in order to implement the Proposal/Supporting Statement. As discussed in more detail below, the Compensation Committee strives to align the interests of our executives with the interests of our stockholders in all aspects of our compensation program.

The Reference to "Encouragement and Negotiation" is Impermissibly Vague

Even if the Company and our stockholders could somehow determine which "executive pay rights" the Proposal/Supporting Statement is intended to address, then the Compensation Committee would still require an understanding of the scope of the "encouragement and negotiation" with senior executives required by the Proposal/Supporting Statement. This portion of the request is also fundamentally unclear.

First, the word "negotiation" suggests that there is intended to be some type of bargained-for exchange in which the Compensation Committee (acting on behalf of the Company), on one hand, and the Company's senior executives, on the other hand, discuss certain consideration to be provided by each party in order to reach a mutually-acceptable arrangement. This is an extremely difficult undertaking in the context of implementing the Proposal/Supporting Statement. The Company's senior executives would be requested to relinquish "preexisting executive pay rights...to the fullest extent possible" in exchange for unknown and unidentified consideration to be offered by the Compensation Committee (acting on behalf of the Company). It is illogical to suggest that the Compensation Committee would offer to provide new executive pay rights in exchange for preexisting executive pay rights. What other inducements would the Compensation Committee have at its disposal? In short, the Compensation Committee would have no concept of where to begin in conducting this "negotiation."

In addition, a recommendation that the Company's Board of Directors, acting through the Compensation Committee, should provide "encouragement" for senior executives to relinquish "preexisting executive pay rights...to the fullest extent possible" is impractical and uncertain as to its implications. Under Delaware law and the Company's by-laws, our elected officers serve at the pleasure of our Board of Directors and may be removed by the Board of Directors at any time for any reason. Is the Compensation Committee intended to wield this removal power in providing "encouragement" for senior executives to relinquish their "preexisting executive pay rights?" A senior executive would reasonably believe that to be the case. Following this assumption, taken together with a literal interpretation of the phrase "executive pay rights" described above, implementation of the Proposal/Supporting Statement appears, in effect, to require senior executives to relinquish all existing rights to receive compensation for their services or face removal from office. The scope and significant unintended consequences of this action are not apparent from the face of the Proposal/Supporting Statement.

As a result of the fundamental uncertainties inherent in the Proposal/Supporting Statement, it does not permit the Company or its stockholders to know with any reasonable certainty the scope of the issue on which stockholders are requested to vote. Implementing such an inherently vague and indefinite proposal would require the Company to make highly subjective determinations with respect to key terms and the scope of implementation of the Proposal/Supporting Statement. As a result, any action ultimately taken by the Company upon implementation of the Proposal/Supporting Statement could result in action that is "significantly different from the action envisioned by the shareholders voting on the proposal." *NYNEX Corporation* (January 12, 1990).

The Proposal/Supporting Statement Contains Internal Inconsistencies that are Materially Misleading

The core premise of the Proposal/Supporting Statement is that long-term equity holdings by senior executives promote value creation for stockholders. Our Compensation Committee agrees with this premise and has implemented substantial stock ownership guidelines for Motorola's senior leadership team. However, the additional request that senior executives be requested to relinquish executive pay rights, including equity rights, is internally inconsistent with the principle that equity should be retained. It is inconceivable that stockholders who choose to vote in favor of an "equity retention" proposal would uniformly recognize that this also included a vote in favor of equity awards being relinquished by senior executives. The Proposal/Supporting Statement does nothing to clarify this inconsistency and, as a result, it is materially misleading and will cause confusion to our stockholders about what action the Company must take if the Proposal/Supporting Statement is adopted.

The Proposal/Supporting Statement contains a further internal inconsistency by providing that the relinquishment of preexisting executive pay rights is "for the common good of all shareholders." One of the principles of our general compensation philosophy is to provide a total rewards package that enables us to attract, motivate and retain high-performing executives and is competitive with other large-cap, high-tech companies. In all components of our compensation program, we strive to align the interests of our executives with the interests of our stockholders—by attracting and retaining qualified individuals, by focusing on short-term and long-term performance goals, by requiring significant ownership in the Company, and by linking individual performance to the Company's performance. Requiring executives to relinquish <u>all</u> executive pay rights would directly contradict the principles of our general compensation philosophy by making it significantly more difficult for us to attract and retain qualified executives. Therefore, requiring executives to relinquish their executive pay rights would be directly contrary to the interests of our stockholders rather than for their common good, as the Proposal/Supporting Statement provides. This internal inconsistency makes the Proposal/Supporting Statement materially misleading and will cause confusion to our stockholders about what action the Company must take if the Proposal/Supporting Statement is adopted.

The Proposal/Supporting Statement is Distinguishable from Prior No-Action Letters Regarding Equity Retention Policies.

The second paragraph of the Proposal/Supporting Statement is a new addition to the "equity retention" shareholder proposals that the Staff has previously concluded do not warrant exclusion under Rule 14a-8(i)(3). *See, e.g., Mylan Inc.* (March 12, 2010). The requirement in the second paragraph that the Compensation Committee should encourage and negotiate with senior executives "to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights" is vague, indefinite and materially misleading. Any suggestion by the Proponent that any portion of the Proposal/Supporting Statement should survive a Rule 14a-

8(i)(3) challenge because portions of the Proposal/Supporting Statement have previously survived Rule 14a-8(i)(3) challenge should be rejected. The Staff has previously concurred in the exclusion of entire proposals pursuant to Rule 14a-8(i)(3) even where a substantial portions of the proposal were identical to another proposal that was not excludable under Rule 14a-8(i)(3). *See R.R. Donnelley & Sons Company* (January 19, 2010) (concurring in the exclusion of a proposal when the proponent's new language was unclear as to the "rights" that the proposal was intended to regulate); *Wyeth* (January 28, 2009) (concurring in exclusion of a proposal using the language "applying to shareowners only and meanwhile not apply to management and/or the board," but declining to concur with respect to a substantially similar proposal which replaced the foregoing language with "that apply to shareowners but not to management and/or the board").

Similarly, the Proponent should not be permitted to revise the Proposal/Supporting Statement. As the Staff has noted in Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Because the Proposal would require substantive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the Proxy Materials in its entirety.

Conclusion

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is so excluded. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (847) 576-5000.

Thank you for your time and consideration.

Sincerely,



Michelle M. Warner
Corporate Vice President, Law

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
Motorola, Inc. (MOT)
1303 E Algonquin Rd
Schaumberg IL 60196
Phone: 847 576-5000

Dear Mr. Dorman,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: A. Peter Lawson
Corporate Secretary
Jennifer M. Lagunas <Jennifer.Lagunas@motorola.com>
Senior Counsel, Corporate and Securities
(847) 576-5006 (direct)
(847) 576-3628 (fax)
FX: 847-576-6301

[MOT: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em***FISMA & OMB Memorandum M-07-16 ***



VIA FED EX AND EMAIL

October 8, 2010

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner and Mr. Chevedden:

On October 7, 2010, Mr. David Dorman, Chairman of the Board of Motorola, Inc. ("Motorola" or "Company") received by facsimile Mr. Steiner's attached letter which enclosed the attached resolution (the "Proposal") to be presented at Motorola's next annual shareholder meting. Please note that the cover letter to the attached Proposal which is signed by Mr. Steiner is dated September 20, 2010 but the Proposal is dated October 7, 2010. Mr. Dorman has referred Mr. Steiner's letter to me for consideration.

In the letter Mr. Steiner states that he intends "to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." As of the date of this letter, the Company has not received any such verification of ownership and the Company's records do not show Mr. Steiner as a registered holder of shares of Motorola common stock.

Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, if a stockholder is not a registered holder of a Company's securities, the stockholder must prove his or her eligibility to submit a proposal to Motorola by submitting, at the time the stockholder submits his or her proposal, a written statement from the "record" holder of the stockholder's shares (usually a broker or bank) verifying that, at the time the stockholder submitted his or her proposal, he or she had continuously held at least $2000 in market value, or 1%, of the Company's common stock for at least one year.

Mr. Steiner has not proven that he meets the eligibility requirements to submit a proposal as set forth in Rule 14a-8. Mr. Steiner must prove his eligibility by responding to the undersigned by no later than 14 calendar days after his receipt of this email. His response must be postmarked or transmitted electronically by such date. Motorola may exclude the Proposal from its proxy statement if Mr. Steiner does not meet the eligibility requirements at that time.

Please forward future communications regarding the Proposal, including your response to this letter, to me. My contact information is below. My email address is m.warner@motorola.com.

Very truly yours,



Michelle M. Warner
Corporate Vice President, Law

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
Motorola, Inc. (MOT)
1303 E Algonquin Rd
Schaumberg IL 60196
Phone: 847 576-5000

Dear Mr. Dorman,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: A. Peter Lawson
Corporate Secretary
Jennifer M. Lagunas <Jennifer.Lagunas@motorola.com>
Senior Counsel, Corporate and Securities
(847) 576-5006 (direct)
(847) 576-3628 (fax)
FX: 847-576-6301

[MOT: Rule 14a-8 Proposal, October 7, 2010]

3 [Number to be assigned by the company] – **Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Michelle Warner	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-576-3628	Fax #


RECEIVED
NOV 03 2010
MOTOROLA LAW DEPT.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
Motorola, Inc. (MOT)
1303 E Algonquin Rd
Schaumberg IL 60196
Phone: 847 576-5000

NOVEMBER 3, 2010 UPDATE

Dear Mr. Dorman,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: A. Peter Lawson
Corporate Secretary
Jennifer M. Lagunas <Jennifer.Lagunas@motorola.com>
Senior Counsel, Corporate and Securities
(847) 576-5006 (direct)
(847) 576-3628 (fax)
FX: 847-576-6301

[MOT: Rule 14a-8 Proposal, October 7, 2010, Updated November 3, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay.

As part of his golden hello, co-CEO Sanjay Jha received a mega mega-grant of 16 million stock options and a mega-grant of 3.6 million restricted stock units. On top of that, he also received a guaranteed $1.2 million bonus in 2009 and a guaranteed $2.4 million bonus in 2008. Contractually guaranteed bonuses do nothing to align executive pay with a pay-for-performance philosophy.

In the event that there is no separation of Motorola into two independent, publicly-traded companies, Mr. Jha will be entitled to $38 million in cash. There were also discretionary elements in the annual incentive program, long-term incentives based on only three-year periods with payout for submedian Total Shareholder Return performance, and private jet use.

Each of our 11 directors received 17% to 31% in negative votes at our 2010 annual meeting. Samuel Scott, who chaired our executive pay committee, had 17-years long tenure – independence concern. Thomas Meredith and William Hambrecht (age 74) were inside- related

and held 3-seats on our key board committees.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***